Exhibit 99.1
FOR IMMEDIATE RELEASE
Wednesday, May 14, 2008
3:00 P.M. CDT
A. H. BELO CORPORATION ELECTS TWO NEW DIRECTORS
     DALLAS — A. H. Belo Corporation (NYSE: AHC) announced today that its Board of Directors has elected David R. Morgan and John P. Puerner as directors of the Company effective May 14, 2008.
     Morgan, 44, was most recently executive vice president/Global Advertising Strategy for AOL, a position he held from September 2007 until February 2008. In September 2007, Time Warner acquired TACODA, an Internet behavioral targeting company that Morgan founded and led as Chief Executive Officer beginning in 2001. From 1995-2001 Morgan was founder and Chief Executive Officer of Real Media, Inc. Prior to Real Media, Morgan served as general counsel and director of New Media Ventures for the Pennsylvania Newspaper Association.
     Puerner, 56, is a private investor whose professional career was spent primarily with Tribune Company. He was publisher, president and Chief Executive Officer of the Los Angeles Times from April 2000 to May 2005, when he retired from Tribune Company. Before that, Puerner was publisher, president and Chief Executive Officer of The Orlando Sentinel and vice president and director of Marketing and Development for the Chicago Tribune. He held a number of corporate staff positions in finance and strategic planning starting in 1979 when he joined Tribune.
     Morgan will be a Class I director. His term will expire at AHC’s Annual Meeting of Shareholders in May 2009, when he will be eligible for re-election by shareholders. Puerner will be a Class II director. His initial term will expire at the Company’s 2010 Annual Meeting. The A. H. Belo Board has eight directors with the addition of Morgan and Puerner.
     “We feel extremely fortunate that Dave Morgan and John Puerner have agreed to join the A. H. Belo Board at this time of important change for our Company and its
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A. H. Belo Elects Directors
May 14, 2008
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industry,” said J. McDonald Williams, Lead Director. “Their backgrounds in both print and Internet media will add crucial insights to the Board’s deliberations.”
     Morgan holds a B.A. in Political Science from Pennsylvania State University and is a graduate of the Dickinson School of Law at Penn State. Puerner holds a B.A. in Psychology from the University of Colorado and an M.B.A. from the Leeds School of Business at the University of Colorado. Both Morgan and Puerner are active in numerous industry and civic affairs.
About A. H. Belo Corporation
     A. H. Belo Corporation (NYSE: AHC) headquartered in Dallas, Texas, is a distinguished news and information company that owns and operates four daily newspapers and 12 associated Web sites. A. H. Belo publishes The Dallas Morning News, Texas’ leading newspaper and winner of eight Pulitzer Prizes since 1986; The Providence Journal, the oldest continuously-published daily newspaper in the U.S. and winner of four Pulitzer Prizes; The Press-Enterprise (Riverside, CA), serving southern California’s Inland Empire region and winner of one Pulitzer Prize; and the Denton Record-Chronicle. The Company publishes various specialty publications targeting niche audiences, young adults and the fast-growing Hispanic market. A. H. Belo also owns direct mail and commercial printing businesses. Additional information is available at www.ahbelo.com or by contacting Maribel Correa, director/Investor Relations, at 214-977-2702.